 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Chief Financial Officer

Termination of Chief Financial Officer

Sentage Holdings Inc. (the “Company”) terminated the employment of its Chief Financial Officer (“CFO”), Mr. Jianhua Chen, effective from September 30, 2025. Mr. Chen’s termination was not related to the Company’s financial or operating results or to any disagreements or concerns regarding the Company’s financial or reporting practices.

Appointment of Interim Chief Financial Officer

Effective October 1, 2025, the Company appointed Ms. Chunli Fu as its CFO. Ms. Fu has extensive experience in accounting, investment and financing. She has served as the Chief Financial Officer of Qingdao Buytop Payment Services Co., Ltd., a VIE entity of the Company, since January 2015. Prior to joining Qingdao Buytop Payment Services Co., Ltd., she worked as a Senior Audit Assistant at Zhonghe Zhengxin Certified Public Accountants from September 2007 to November 2009. Ms. Fu obtained a Bachelor's degree in Accounting from Qingdao University of Science and Technology in China in July 2005. There are no family relationships between Ms. Fu and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 14, 2025

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

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